[redacted]

SECURITIE
08025990

PD 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M H Leblang, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Milton Leblang 212-308-5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raiche Ende Malter & Co., LLP
(Name – *if individual, state last, first, middle name*)

330 Fifth Avenue Ste 1300 New York, NY 10001
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H.Leblang, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. H. LEBLANG, INC.
Financial Statements
December 31, 2007

M. H. LEBLANG, INC.

Table of Contents
December 31, 2007

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
M. H. Leblang, Inc.

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (the "Company"), as of December 31, 2007, and the related statements of income, cash flows, and changes in stockholders' equity for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 18, 2008

M. H. LEBLANG, INC.

Statement of Financial Condition
December 31, 2007

ASSETS	
Current Assets	
Cash	$ 14,194
Investment in annuity	32,092
Commissions receivable	11,409
Prepaid income taxes	8,771
Due from officer	23,509
	$ 89,975
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accrued expenses	$ 5,500
Stockholder's Equity	
Capital stock, no par value, 200 shares authorized, issued, and outstanding	5,000
Retained earnings	69,269
Accumulated other comprehensive income	10,206
	84,475
	$ 89,975

See notes to financial statements.

M. H. LEBLANG, INC.

Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commission income	$602,906
Expenses	
Accounting	4,753
Commissions expense	536,836
Computer expense	850
Consulting	20,000
Insurance	1,814
Fees and licenses	2,511
Miscellaneous	4,734
Administration	5,814
Payroll	28,950
Postage	1,868
Rent	17,504
Telephone	2,652
Travel and entertainment	5,823
Utilities	1,693
	635,802
Loss From Operations	(32,896)
Other Income	
Interest income	180
National Association of Securities Dealers refund	35,000
	35,180
Income Before Income Taxes	2,284
Income Taxes	(745)
Net Income	1,539
Other Comprehensive Loss	
Unrealized loss on investment in annuity	(196)
Comprehensive Income	$ 1,343

See notes to financial statements.

M. H. LEBLANG, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - January 1, 2007	200	$ 5,000	$ 67,730	$ 10,402	$ 83,132
Net Income	-	-	1,539	-	1,539
Unrealized Loss on Investment in Annuity	-	-	-	(196)	(196)
Balance - December 31, 2007	200	$ 5,000	$ 69,269	$ 10,206	$ 84,475

See notes to financial statements.

M. H. LEBLANG, INC.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net income	$ 1,539
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	61,240
Prepaid income taxes	(8,771)
Prepaid rent	2,839
Accrued expenses	(25,000)
Income taxes payable	(3,018)
	28,829
Cash Flows From Investing Activities	
Increase in due from officer	(23,403)
Increase in Cash	5,426
Cash - beginning of year	8,768
Cash - end of year	$ 14,194

See notes to financial statements.

1 - OPERATIONS AND ORGANIZATION

M. H. Leblang, Inc. (the "Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FIRA"). The Company is exempt from SEC Rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds, and annuities.

The Company was incorporated in 1966 in the State of New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Basis of Presentation*** - The financial statements include all the accounts of the Company.

b. ***Investment in Annuity*** - Investment in annuity is reported at fair value.

c. ***Commission Income*** - Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

d. ***Financial Instruments*** - The carrying amounts of financial instruments, including cash, commission receivable, and accrued expenses, approximate their fair values because of their relatively short maturities.

e. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

f. ***New Accounting Pronouncements*** - In September, 2006 the FASB issued SFAS No.157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair measurements. Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. Moreover, that guidance was dispersed among many accounting pronouncements that require fair value measurements. Differences in that guidance created inconsistencies that added to the complexity in applying GAAP. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within fiscal years. The Company has not determined the effect, if any, that may result from the adoption of SFAS No.157 on it financial statements.

In February, 2007, the FASB issued SFAS No.159 "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose, at specific election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No.159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, "Fair Value Measurements". The Company has not determined the effect, if any, that may result from the adoption of SFAS No. 159 on it financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accounting financial statements.

3 - Investment in Annuity

As of December 31, 2007, investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,886. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

4 - Due From Officer

Due from officer of the Company was due on demand, without interest, and was repaid in 2008.

5 - Related Party Transactions

For the year ended December 31, 2007, the Company paid commissions of $456,471 to relatives of the shareholder.

6 - Income Taxes

Effective January l, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement 109, "Accounting for Income taxes," and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance under recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as of January l, 2007.

The Company's policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses.

7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2007, the Company had net capital of $18,900, which was $13,900 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.78 to 1.

M. H. LEBLANG, INC.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Schedule I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity Qualified For Net Capital	$ 84,475
Deductions:	
Non-allowable assets:	
Investment in annuity	(21,886)
Commissions receivable	(11,409)
Prepaid income taxes	(8,771)
Due from officer	(23,509)
	(65,575)
Net Capital	$ 18,900
Net Capital Required	$ 5,000

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2007 in accordance with Rule 15c3-3(k)(2)(ii).

M. H. LEBLANG, INC.

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2007

Schedule III

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, per FOCUS Report, Part IIA	$ 78,093
Commission income	(63,717)
Accrued commission expense	4,524
Net capital, as defined, per Schedule I	$ 18,900

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
M. H. Leblang, Inc.

In planning and performing our audit of the financial statements of M. H. Leblang, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
M. H. Leblang, Inc.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 18, 2008

END